Exhibit 99.2
SANDRIDGE ENERGY, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2023
Allowance for expected credit losses	$2,027	$—	$—	$—	$2,027
Deferred tax asset valuation allowance	$447,463	$—	$—	$(7,238)	$440,225

Year Ended December 31, 2022
Allowance for expected credit losses	$2,027	$—	$—	$—	$2,027
Deferred tax asset valuation allowance	$672,541	$—	$—	$(225,078)	$447,463